

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2024

Joseph Massaro
Chief Financial Officer
Aptiv PLC
5 Hanover Quay
Grand Canal Dock
Dublin, D02 VY79, Ireland

> **Re: Aptiv PLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 6, 2024**
> **Form 8-K Furnished January 31, 2024**
> **File No. 001-35346**

Dear Joseph Massaro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations by Segment
Adjusted Operating Income by Segment, page 46

1. Although we note that "Adjusted Operating Income" at the segment level represents a required ASC 280 measure, please note that the measure on a total combined basis represents a non-GAAP measure. See Question 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures ("Non-GAAP C&DI's"). Accordingly, if you continue to present such measure outside of your consolidated financial statements, please label it as a non-GAAP financial measure and ensure that your presentation and disclosures fully comply with non-GAAP rules, including Item 10(e) of Regulation S-K and the Non-GAAP C&DI's.

Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Revenue recognition, page 71

2.   Please address the following comments related to your revenue recognition policies and disclosures:

   • Tell us and revise your disclosures to clarify the specific nature of your performance obligations and to provide information about the methods, inputs, and assumptions used to determine transaction price, including estimating variable consideration and assessing whether an estimate of variable consideration is constrained, and, if applicable, the methods used to allocate transaction price to your performance obligations. See ASC 606-10-50-12, -50-17, and -50-20.

   • We note that you recognize revenue "based on the agreed-upon price at the time of shipment" for agreements with customers "that provide for price reductions, some of which are conditional upon achieving certain joint cost saving targets." Clarify what you mean by this disclosure and, in doing so, explain if the agreed-upon price is final or potentially subject to further adjustment.

   • We note your disclosure that certain payments to customers "meet the criteria to be considered a cost to obtain a contract." Tell us how your accounting policy complies with ASC 606-10-32-25. In doing so, clarify if you receive a distinct good or service from customers. Also explain the nature of and economic reasons for these payments, the amortization method used, and where the amortization is reflected on your statement of operations.

Pre-production costs related to long-term supply agreements, page 72

3.   We note that you incur "pre-production engineering, development and tooling costs related to products produced for its customers under long-term supply agreements." Please confirm for us the ASC guidance you apply in accounting for such arrangements. In doing so, provide your assessment of whether such activities represent a promised good or service under ASC 606 and whether such costs fall within the scope of ASC 340-10 or ASC 340-40.

14. Income Taxes, page 96

4.   Your disclosure on page 130 indicates that you have charged approximately $2.3 billion to costs and expenses to increase your tax valuation allowance to approximately $3 billion as of December 31, 2023. We also note that your effective tax rate reconciliation on page 96 shows an adjustment of only $1 million for the fiscal year ended December 31, 2023. Please reconcile for us the material difference between these amounts.

5.   We note that you have material foreign income and, based on your disclosure on page 47, that your cash balance is primarily located outside of the United States. Please disclose in future filings the amount of unremitted foreign earnings and the unrecognized deferred tax liability on unremitted foreign earnings, if practicable, or a statement that such determination is not practicable. See ASC 740-30-50-2b and 2c.

24. Revenue, page 123

6.   We note that you recognize revenue related to production parts, software licenses, post delivery support and maintenance and professional software services. We further note your disclosures on page 8 of the products and services of your "core product lines," including revenue quantification of your distribution systems revenues. Please tell us your consideration of providing disaggregated revenue disclosures of such categories pursuant to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91. To the extent you believe your current disclosures fully comply with such guidance, further clarify how your disclosures comply with the product and services disclosure requirement of ASC 280-10-50-40. As part of your response, ensure you tell us the specific revenue categories included in the information regularly provided to your chief operating decision maker.

Form 8-K Furnished January 31, 2024

Exhibit 99.1 , page 1

7.   We note that you quantify Adjusted Operating Income, Adjusted Operating Income margin and/or Adjusted EBITDA margin on pages 1-3 without presenting a comparative GAAP measure with equal or greater prominence. We further note that your "Full year 2024 Outlook" table on page 3 includes several non-GAAP measures without presentation of a comparative GAAP measure. Please revise future filings to present GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Section 103 and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

8.   We note that your financial guidance reconciliation table on page 21 does not reconcile your non-GAAP EBITDA and Adjusted EBITDA margins to the GAAP equivalent. Please revise future filings to reconcile such measures to the GAAP equivalent pursuant to Item 10(e)(1)(i)(B) of Regulation S-K and Section 103 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing